

January 13, 2014

Via E-mail
Gregory J. Scott
Chief Executive Officer
New York & Company, Inc.
450 West 33rd Street
5th Floor
New York, NY 10001

> **Re:** **New York & Company, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 16, 2013**
> **File No. 001-32315**

Dear Mr. Scott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Critical Accounting Policies, page 37
Impairment of Long-Lived Assets, page 37

1. We note you closed 31, 23, and 43 stores in fiscal years 2012, 2011 and 2010, respectively. Please provide draft disclosure to be included in future filings that clearly states the level at which you test long-lived assets for impairment. To the extent you are performing the test at the store level; please tell us how many stores you have tested each year and the asset carrying value at the balance sheet date after the impairments were recorded.

Gregory J. Scott
New York & Company, Inc.
January 13, 2014
Page 2

Item 15. Exhibits and Financial Statement Schedules, page 43
Notes to Consolidated Financial Statements, page 53
Note 2. Summary of Significant Accounting Policies, page 53
Revenue Recognition, page 54

2.   You disclose on page 30 that you revised the estimated redemption rate for merchandise credits due to the existence of adequate historical information. As a result of the revised estimate you recognized an additional $4.3 million of breakage revenue in the fourth quarter of fiscal 2012. Please explain in detail what underlying changes occurred in the redemption rates and why the changes either occurred or came to your attention during fiscal 2012. Tell us how much breakage revenue you recognized in each of the three years presented, exclusive of the amount recognized from the change in estimate.

3.   Your policy is silent with respect to state escheat laws and their effect on unredeemed credits. Tell us how you considered the escheat laws in your policy for recognizing revenue based on the historical redemption rates.

Note 10. Share-Based Compensation, page 67

4.   We note you issue options and share-based awards based on the 2002 Plan and the Amended and Restated 2006 Plan. We also note you state the expected life used to value stock options and SARs is based primarily on industry averages due to the Company's limited historical data for employee exercises. Please explain why you have only limited historical data for these exercises.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Gregory J. Scott
New York & Company, Inc.
January 13, 2014
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining